CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

IGAMBIT INC.

The corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, in accordance with the provisions of Section 242 of Title 8 of the Delaware Code does hereby certify:

FIRST: That at a meeting of the Board of Directors of iGambit Inc., resolutions were duly adopted setting forth a proposed amendment to the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendments is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article thereof numbered “FOURTH” so that, as amended, said Article shall be and read as follows:

“The total number of shares of stock which the Corporation shall have authority to issue is nine hundred million (900,000,000) shares consisting of eight hundred million (800,000,000) shares of Common Stock with a par value of one tenth of one cent ($.001) per share, and one hundred million (100,000,000) shares of Preferred Stock par value of one tenth of one cent ($.001) per share, having such designations, preferences, relative and other rights as the Board of Directors shall, in its discretion, so designate.

“Reverse Stock Split. Upon the effectiveness (the “Effective Time”) of this Certificate of Amendment, every five hundred (500) shares of the Corporation’s common stock, par value $.001 per share, issued and outstanding immediately prior to the Effective Time (the ‘Old Common Stock) shall automatically without further action on the part of the Corporation or any holder of Old Common Stock, be reclassified, combined and changed into one (1) validly issued, fully paid and non-assessable share of common stock, par value $.001 per share ( the “New Common Stock”), subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”). No fractional shares of common stock shall be issued in connection with the Reverse Stock Split. No stockholder of the Corporation shall transfer any fractional shares of common stock. The Corporation shall not recognize on its stock record books any purported transfer of any fractional share of common stock. A holder of Old Common Stock who otherwise would be entitled to receive fractional shares of New Common Stock because they hold a number of shares of Old Common Stock not evenly divisible by the Reverse Stock Split ratio will receive the fractional share of Old Common Stock rounded up to the next whole share of New Common Stock. Each certificate that immediately prior to the Effective Time represented shares of Old Common Stock (“Old Certificates”), shall thereafter represent that number of shares of New Common Stock into which the shares of Old Common Stock represented by the Old Certificate shall have been combined.”

SECOND: That thereafter, in accordance with Section 228 of the General Corporation Law of the State of Delaware, a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote thereon as a class, approved the foregoing amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That this Certificate of Amendment shall be effective as of 5:00 pm EDT on October 25, 2019.

FIFTH: Except as set forth in this Certificate of Amendment, the Amended Certificate of Incorporation, as previously amended, remains in full force and effect.

IN WITNESS WHEREOF, said corporation has caused this certificate to be signed this 25th day of October 2019 A.D.

By:	/s/ Elisa Luqman
Elisa Luqman, Secretary